File No. 82-4668

tns

06012651

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

12 April 2006

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement – Director/PDMR Shareholding.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
APR 17 2006
WASH. D.C. 199 SECTION

dlw 4/18

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060412 - (Securities & Exchange Commission)(RNS announcement).doc

F/N: 82-4

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director/PDMR Shareholding		18:29 11 Apr 06		4007B

Full Announcement Text

THE PREVIOUS ANNOUNCEMENT SENT TODAY AT 17.40 ON RNS NO. 4007B WAS INCORRECT. THE TOTAL NUMBER OF PERFORMANCE SHARES GRANTED IS 120,689.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

F/N: 82-4

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

Taylor Nelson Sofres plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) SEE 3 BELOW

………………………………

3. Name of *person discharging managerial responsibilities/director*

PEDRO ROS (DIRECTOR – IN ACCORDANCE WITH 2(iii) ABOVE)

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

IN RELATION TO 3 ABOVE

………………………………

F/N: 82-4668

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

………………………………

………………………………

8 State the nature of the transaction

N/A

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

N/A

………………………………

14. Date and place of transaction

N/A

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

F/N:82-4668

N/A

……………………………

16. Date issuer informed of transaction

11 APRIL 2006

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

11 APRIL 2006

……………………………

18. Period during which or date on which it can be exercised

11 APRIL 2009

……………………………

19. Total amount paid (if any) for grant of the option

NIL

……………………………

20. Description of *shares* or debentures involved (*class* and number)

ORDINARY SHARES (5 PENCE NOMINAL)

……………………………

F/N: 82-4668

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

……………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

……………………………

23. Any additional information

THE GRANT IS FOR 120,689 PERFORMANCE SHARES IN RELATION TO A CONDITIONAL AWARD GRANTED UNDER THE TAYLOR NELSON SOFRES PLC 2005 LONG TERM INCENTIVE PLAN.

……………………………

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8967 2196

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8967 2196

……………………………

Date of notification

4 APRIL 2006

……………………………

END
END